FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2008
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields' South African operations receive additional power

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fax+27 11 484-0639
www.goldfields.co.za

Enquires

Andrew Davidson
Tel   +27 11 644-2638
Fax   +27 11 484-0639
Mobile 082 667 7203

Reidwaan Wookay
Tel   +27 11 644-2665
Fax   +27 11 484-0639
Mobile 084 878 4566

Johannesburg, March 17, 2008: Gold Fields Limited ("Gold Fields") (NYSE, JSE, DIFX: GFI) Gold Fields Limited is pleased to confirm that the national electricity utility, Eskom, on Friday, March 14, informed Gold Fields that the company had been granted an additional 26MW of power for use at its Kloof and Driefontein gold mines in South Africa.

This increases the total power available to Gold Fields' South African mines to 566 MW, or 95% of the historical average consumption profile.

Terence Goodlace, Head of Gold Fields' South African Operations, welcomed this as a very positive development and said:

"The granting of additional power to our mines will go a long way to help saving jobs at Driefontein and Kloof gold mines."

 With the additional power, Gold Fields can now re-examine its mine planning and re-consider the future of Nos. 6 and 7 Shafts at Driefontein as well as Nos. 3 and 8 Shafts at Kloof. These shafts have been downscaled or had production stopped since the onset of the power constraints in January.

There is no additional supply of power to either Beatrix or South Deep gold mines, but Gold Fields believes these operations can function at current levels of electricity supply owing to the shallower depth at which Beatrix operates and the nature of the restructuring operations underway at South Deep.

It must be pointed out, however, that the additional power allocation will not prevent the forecast production losses of more than 20 % in the current quarter (Q3F08).

Goodlace added: "We thank all stakeholders who have recognized the strategic importance of the gold mining industry for South Africa. We will continue to use the power allocated to us strategically and sparingly, and will also continue, with the rest of South Africa, to seek ways to conserve power, while maximizing that which has been allocated to us to the widest benefit possible."

ends

Directors: A J Wright (Chairman), I D Cockerill[†] (Chief Executive Officer), K Ansah[#], N J Holland[†] (Chief Financial Officer), J G Hopwood, G Marcus, J M McMahon[†], D N Murray, D M J Ncube, R L Pennant-Rea[†], P J Ryan, C I von Christierson
[†]British, [#]Ghanaian
Corporate Secretary: C Farrel

Investor Enquiries:
Willie Jacobsz
Tel: 011-644-2460
Mobile: 082 493 1377

Media Enquiries:
Andrew Davidson
Tel: 011-644-2638
Mobile: 082 667 7203

About Gold Fields

Gold Fields Limited is one of the world's largest unhedged producers of gold with attributable production of more than four million ounces per annum from eight operating mines in South Africa, Ghana and Australia.

A ninth mine, the Cerro Corona Gold/Copper mine in Peru, is expected to commence production by mid 2008 at an initial rate of approximately 400,000 gold equivalent ounces per annum.

The company has total attributable ore reserves of 92 million ounces and mineral resources of 252 million ounces.

Gold Fields employs some 53,000 permanent employees across its operations and is listed on the JSE Limited South Africa (primary listing), the New York Stock Exchange (NYSE) and the Dubai International Financial Exchange (DIFX).

All of Gold Fields' operations are ISO14001 certified. For more information please visit the Gold Fields website at www.goldfields.co.za.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 17 March 2008

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs